Via EDGAR, U.S. Mail and fax to 202-772-9208

July 20, 2009

Mr. Todd K. Schiffman

Assistant Director

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sterling Bancorp

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Form 8-K filed May 12, 2009

File No. 001-05273

Dear Mr. Schiffman:

This is in response to your letter, dated June 19, 2009, regarding staff comments on the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Q1 Form 10-Q”) and the Current Report on Form 8-K filed May 12, 2009 of Sterling Bancorp (the “Company”). For your convenience, we have reproduced in boldface type the specific comments included in your letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Business

Commercial Lending, Asset Based Financing and Factoring/Accounts Receivable

Management, page 1

•	Please revise your future filings to disclose the following information regarding your “factoring” business:
•	The dollar amount of receivables factored during the periods presented;
•	The outstanding balance of receivables as of each period end;
•	The average loan amount, life and yield on the receivables;
•	The nature of the collateral supporting the receivables;

Mr. Todd K. Schiffman

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2009

•	Your non-accrual policy for the receivables and the amount of receivables on non-accrual, if applicable; and
•	The dollar amount of allowance for loan losses allocated to the receivables.

Provide us with your proposed future disclosure.

Response:

The Company respectfully notes that some of the requested information is already presented in the 2008 Form 10-K. The outstanding balance of receivables as of each period end (second bullet of Comment #1) is presented as of December 31 for each of the last five fiscal years under the caption “Loan Portfolio” beginning on page 32 of the 2008 Form 10-K. The amount of non-accrual factored receivables, the amount of factored receivables charged-off and recoveries of such charge-offs and the dollar amount of the related allowance for loan losses allocated to factored receivables (fifth and sixth bullets of Comment #1) are presented as of December 31 for each of the last five fiscal years under the caption “Asset Quality” beginning on page 33 of the 2008 Form 10-K.

The Company does not have a non-accrual policy with respect to factored receivables (fifth bullet of Comment #1), because virtually all factored receivables are either collected or charged off within 90 days, and thus there are no non-accrual factored receivables. The Company does not disclose the nature of the collateral supporting the factored receivables (fourth bullet of Comment #1), because the goods sold and delivered that support the accounts receivable are technically not collateral.

Information regarding the total dollar amount of receivables factored during the periods presented and the average loan amount, life and yield on factored receivables (first and third bullets of Comment #1) is proprietary and has not been disclosed, because providing such data would enable competitors to determine the Company’s pricing for factoring. The Company’s competitors could use this pricing information in soliciting the Company’s clients and prospects. Since the Company does not know its competitors’ pricing, this would put the Company at a competitive disadvantage. Accordingly, the Company believes that disclosure of this information would be detrimental to the Company’s business and, therefore, not in the best interest of our shareholders.

Financial Statements

Consolidated Statements of Cash Flows, page 50

•

Please revise your future filings to separately quantify cash payments made for factored receivables, if material. Paragraph 7a of SFAS 104 restricts net reporting of receivables to loans made to customers and principal collections.

Mr. Todd K. Schiffman

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2009

Purchases of loans should be presented separately.

Response:

Heretofore, changes in factored receivables have been included in net increase in loans held in portfolio. In future filings, the Company will disclose net change in factored receivables as a separate line item in its Consolidated Statements of Cash Flows. In view of the quick turnover of factored receivables, the aggregate daily volume of cash payments made and the short maturities of such receivables, the Company believes that cash payments made for factored receivables satisfy the criteria set forth in paragraph 13 of SFAS 95, which allows net reporting of items of which (i) turnover is quick, (ii) amounts are large, and (iii) maturities are short. This paragraph provides a basis of net reporting independent of the basis provided in paragraph 13A of SFAS 95 (paragraph 7a of SFAS 104). Accordingly, the Company believes that it is appropriate to disclose cash payments made for factored receivables on a net reporting basis.

Notes to Consolidated Financial Statements

Note 12 – Preferred Stock, page 71

•	Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:
•	How you determined the fair value of the preferred stock and the common stock warrants;
•	The market rate (discount rate) used when deriving the fair value of the preferred stock;
•	The methodology and assumptions used to calculate the fair value of the common stock warrants; and
•	The method used to amortize the discount on the preferred stock.

Provide us with your proposed future disclosure.

Response:

The Company will enhance disclosure in future filings to describe with more specificity how the fair values of the preferred stock and warrants that were issued to the U.S. Treasury are calculated. Future filings will include the following additional disclosure regarding our issuances of preferred stock and warrants to the U.S. Treasury:

The proceeds from the issuance to the U.S. Treasury were allocated based on the relative fair value of the warrants as compared with the fair value of the

Mr. Todd K. Schiffman

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2009

preferred stock. The fair value of the warrants was determined using a valuation model which incorporates assumptions regarding our common stock price, dividend yield, expected life of the warrants, stock price volatility and the risk-free interest rate. The fair value of the preferred stock was determined based on assumptions regarding the discount rate (market rate) on the preferred stock, which was estimated to be approximately 13% at the date of issuance. The discount on the preferred stock will be accreted to liquidation value using a constant effective yield of 6.431% over a five-year term, which is the expected life of the preferred stock.

Item 11. Executive Compensation

Benchmarking, page 6 of Definitive Proxy Statement on Schedule 14A

•

It appears that the company benchmarks certain elements of compensation to its peers. In the future, please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05. In your response, please include draft disclosures of your proposed revisions to future filings.

Response:

In future filings, the Company will describe with more specificity how the compensation committee (the “Committee”) utilizes comparative compensation information. The Company recognizes that the staff has indicated in Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations that the term “benchmarking” in Item 402(b) of Regulation S-K refers to “using compensation data about other companies as a reference point on which - either wholly or in part - to base, justify or provide a framework for a compensation decision.” Future filings will include additional disclosure to discuss the requested information regarding compensation benchmarking as follows:

The Company does not set executive compensation levels by reference to specific benchmarks for comparable positions at an identified peer group of companies; rather, the Company uses information about the compensation programs of other financial institutions located in or near a major metropolitan

Mr. Todd K. Schiffman

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2009

area in the Northeastern states with total assets between one half and three times the Company’s total assets (i.e., between $1.0 and $6.0 billion) and/or having a similar business model to the Company’s as an informal “market check” of compensation levels. Overall, the Committee’s focus in reviewing information about other financial institutions is to determine if compensation decisions that the Committee has made, in its discretion and in accordance with the Company’s overall compensation policies and practices, are consistent with the market. In light of the fact that the Committee does not establish compensation levels based on specific average or individual levels at other financial institutions, the actual compensation levels set by the Committee, in its discretion, may exceed or fall below compensation levels at the other companies that the Committee considers.

Performance-Based Incentive Compensation, page 7 of Definitive Proxy Statement on Schedule 14A

•

Please tell us why you have not disclosed the performance targets utilized in determining performance-based incentive compensation for your Chief Executive Officer and President for the 2008 fiscal year. For example, you have not disclosed the specific targets for average total loans, average deposits and customer repurchase agreements, net income, return on average assets and return on average equity that were used as bases for awarding incentive compensation to the Chief Executive Officer and President. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Response:

The Company will include in future filings the specific target amounts relating to the performance-based incentive compensation for the Company’s Chief Executive Officer and President. As disclosed under the caption “Performance-Based Incentive Compensation” on page 7 of the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 8, 2009 (the “2009 Proxy Statement”), the Committee sets multiple performance targets for the performance based incentive compensation for the Company’s Chief Executive Officer and President, and at least one target must be met in order for performance-based compensation to be awarded. In

Mr. Todd K. Schiffman

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2009

determining the actual amount of bonus paid, the Committee evaluates in its discretion other criteria such as corporate responsibilities, overall management and achievement, including initiation and implementation of successful business strategies, leadership, and formation of an effective management team.

As disclosed under the caption “Performance-Based Incentive Compensation” on page 7 of the 2009 Proxy Statement, the Committee establishes target performance levels for average total loans, average deposits and customer repurchase agreements, net income, return on average assets and return on average equity. For each category, the target performance level is based on the average of the prior five years, which for 2008 were $1,151,400,000, $1,397,900,000, $21,600,000, 1.15% and 15.48%, respectively, determined by applying growth targets ranging from zero to fifteen percent. Accordingly, for 2008, the performance targets were met for growth in average loans and average deposits and customer repurchase agreements so that bonuses were payable to the Company’s Chief Executive Officer and President, subject to the maximum amount set forth under the caption “Grants of Plan-Based Awards for Fiscal Year 2008” on page 12 of the 2009 Proxy Statement.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Balance Sheet Analysis

Securities, page 21

•	We note the significant unrealized losses on your trust preferred securities at March 31, 2009. We have the following comments:
•

Please provide us a detailed analysis of the securities’ impairment as of March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after the period end, affecting the projected cash flows as of the period end. We may have further comment based on your response.

•

Please provide us with, and consider disclosing in future filings, a table detailing the following information for these securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a dollar amount and a percentage of collateral, and excess subordination.

Mr. Todd K. Schiffman

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2009

Response:

At March 31, 2009, the Company had approximately $5.4 million at amortized cost ($3.4 million at estimated fair value) of trust preferred securities, representing eight single issuer securities of financial service companies/banks. These securities were evaluated for other-than-temporary impairment using the following criteria:

•

The Company has the ability and intent to hold each of these securities until either (i) the market value of the security has recovered to equal or exceed its amortized cost or (ii) the security matures.

•

Each of the securities is current on all dividends as of March 31, 2009 and no information has been released to the public subsequent to March 31, 2009 stating a change to their policy of paying dividends on the due dates specified in the agreements underlying the securities. The Company is not aware of any reasonable and supportable forecasts indicating default in payment of dividends on the securities.

•

The Company has performed a thorough analysis of the creditworthiness of each issuer using publicly available financial information and the ratings issued by major ratings agencies as of March 31, 2009. Financial information and credit ratings released subsequent to March 31, 2009 but prior to the filing of the Q1 Form 10-Q were also considered. In performing the analysis, the Company reviewed the current operations and financial condition of each issuer, including calculations of appropriate ratios, such as profitability, asset quality and capital. In addition, the Company reviewed the issuers’ disclosures of outstanding regulatory orders. All pieces of evidence relating to collectability were considered in light of their respective materiality.

Based upon the review performed as described above, the Company determined that, as of March 31, 2009 and to date, there is no reason to assess that failure to collect any of the cash flows expected at inception is probable. Therefore, under paragraph 16 of SFAS 115 (which were effective with respect to the Q1 Form 10-Q), the Company determined that no other-than-temporary impairment has occurred with respect to the cash flows from the trust preferred securities.

The Company will include in future filings a table summarizing the requested information relating to each of the trust preferred securities the Company holds. The requested table, which includes information as of March 31, 2009, is presented in Attachment A to this letter. A draft table, including information as of June 30, 2009, is presented in Attachment B to this letter.

Mr. Todd K. Schiffman

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2009

Asset Quality, page 24

•

We note the significant increase in non-accrual loans, particularly in the lease financing category. Please revise your future filings to comprehensively bridge the gap between the significant increases in your non-accrual lease financing loans with the modest increase in your allowance for loan losses. For example, discuss in general the relationship between these loans and the allowance for loan losses and link this information to the increase in your allowance for loan losses. Discuss in detail the extent to which these loans are collateralized. Provide us with your proposed future disclosure.

Response:

In future filings, the Company will discuss the relationship of various amounts of non-accrual loans by loan category with the level of the allowance for loan losses and the extent to which non-accrual loans are collateralized. The proposed disclosure modeled using March 31, 2009 amounts is set forth below:

During the three months ended March 31, 2009, the allowance for loan losses increased $1.1 million primarily due to an increase in the amount of the allowance allocated to lease financing. The allowance allocated to lease financing increased as a result of higher net loan charge-offs during the three months and higher non-accrual loans in that category at March 31, 2009 compared to December 31, 2008. Partially offsetting this increase was a reduction in the allowance allocated to commercial and industrial loans. The allowance allocated to commercial and industrial loans decreased primarily as a result of lower net loan charge-offs experienced in that category in the three months ended March 31, 2009 compared to December 31, 2008, the benefit of which was partially offset by higher non-accrual loans.

In future filings, the Company will revise the collateral disclosure found under “Asset Quality” on page 25 of the 1Q Form 10-Q as follows (additions formatted in underline, deletions formatted in ~~strikethrough~~):

Lease financing nonaccruals represent 4.12% of lease financing receivables. The lessees of the equipment are located in 39 states. At March 31, 2009, there were 117 leases ranging between approximately $100 and $238,000, 24 of which were over $100,000. Generally, the value of the collateral supporting lease financing nonaccruals varies depending on the type and condition of the equipment.

Residential real estate nonaccruals represent 2.27% of residential real estate loans held in portfolio. At March 31, 2009, there were 20 loans ranging

Mr. Todd K. Schiffman

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2009

between approximately $21,000 and $620,000 ~~on~~ secured by properties located in six states.

Form 8-K filed May 12, 2009

•

We note your presentation of “return on average tangible common equity.” This measure appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP financial measure in the future, please address the following:

•

To the extent this measure is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measure as a non-GAAP measure and complying with all of the disclosure requirements.

•

To the extent that you plan to disclose this measure in future Item 2.02 Forms 8-K, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as this measure in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Response:

The Company will comply with the requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K in future filings or will eliminate the non-GAAP measure from our disclosures.

* * * *

In connection with our responses to your comments on the Company’s filing, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Todd K. Schiffman

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to your comments or have any additional comments, please do not hesitate to call me at 212-757-8035.

Very truly yours,
STERLING BANCORP
By	/s/ John W. Tietjen
John W. Tietjen Executive Vice President and Chief Financial Officer

cc:	Wendy L. Cama
(Crowe Horwath LLP)

Daniel Dunson, Esq.

(Sullivan & Cromwell LLP)

Attachment A

Trust Preferred Securities
March 31, 2009

Issuer	Single Issuer	TARP Recipient	Amortized Cost	Fair Value	Unrealized Gain (Loss)	Credit Rating

Sovereign Capital Trust V, 7.75%, due 5/15/2036,	Yes	No	$1,000,000	$634,800	($365,200)	BBB+
owned by Banco Santander Central Hispano		No

Sterling Bancorp Trust I, 8.375%, due 3/31/2032	Yes	Yes	$978,088	$789,866	($188,222)	NA

NPB Capital Trust II, 7.85%, due 9/30/2032	Yes	Yes	$126,474	$100,000	($26,474)	NA

VNB Capital Trust I, 7.75%, due 12/15/2031	Yes	Yes	$22,198	$17,697	($4,501)	BBB-

HSBC Finance, 6.875%, due 1/30/33,	Yes	No	$739,618	$516,000	($223,618)	A
owned by HSBC Group, plc		No

Citigroup Capital VII, 7.125%, due 7/31/31	Yes	Yes	$1,508,442	$540,600	($967,842)	CC

Fleet Capital Trust VIII, 7.20%, due 3/15/32,	Yes	No	$501,694	$208,000	($293,694)	B
owned by Bank of America Corporation		Yes

National City Capital Trust III, 6.625%, due 5/25/67,	Yes	No	$493,200	$550,000	$56,800	BBB
owned by PNC Financial Services Group		Yes

			$5,369,714	$3,356,963	($2,012,751)

Attachment B

Trust Preferred Securities
June 30, 2009

Issuer	Single Issuer	TARP Recipient	Amortized Cost	Fair Value	Unrealized Loss	Credit Rating

Sovereign Capital Trust V, 7.75%, due 5/15/2036,	Yes	No	$1,000,000	$850,000	($150,000)	BBB+
owned by Banco Santander Central Hispano		No

Sterling Bancorp Trust I, 8.375%, due 3/31/2032	Yes	Yes	$978,464	$839,487	($138,977)	NA

NPB Capital Trust II, 7.85%, due 9/30/2032	Yes	Yes	$126,459	$99,900	($26,559)	NA

VNB Capital Trust I, 7.75%, due 12/15/2031	Yes	Yes	$22,195	$21,120	($1,075)	BBB-

HSBC Finance, 6.875%, due 1/30/33,	Yes	No	$739,727	$641,700	($98,027)	A
owned by HSBC Group, plc		No

Citigroup Capital VII, 7.125%, due 7/31/31	Yes	Yes	$1,508,348	$957,000	($551,348)	CC

Fleet Capital Trust VIII, 7.20%, due 3/15/32,	Yes	No	$1,227,290	$1,091,015	($136,275)	B
owned by Bank of America Corporation		Yes

			$5,602,483	$4,500,222	($1,102,261)